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                             July 6, 2023

       Erik Blum
       Chief Executive Officer
       SMC Entertainment, Inc.
       9170 Glades Road Suite 150
       Boca Raton, FL 33434

                                                        Re: SMC Entertainment,
Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed June 8, 2023
                                                            File No. 000-56558

       Dear Erik Blum:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form 10-12G

       Business, page 1

   1.                                                   Please revise to
provide a more detailed narrative description of the company   s current
                                                        and planned business
operations and describe your plan of operations for the
                                                        next 12 months. In this
regard, disclose any significant steps that must be taken or any significant future
milestones that must be achieved in order to accomplish your objectives, including your
anticipated timeline and expenditures for these events. Ensure that you have consistently
described throughout your document the businesses that you plan to pursue, the extent to
which you have any revenue or products, and the nature of your current assets. Refer
to the requirements of Item 101 of Regulation S-K.
   2.                                                   In your business
section, you refer to SMC Entertainment as either    SMCE    or the
                                                           Company,    while
SMC    is used as well. Please revise for consistency throughout.
 Erik Blum
FirstName   LastNameErik
SMC Entertainment,   Inc. Blum
Comapany
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3. Please include in your discussion regarding Spectrum that on January 20, 2022, the
         40,000,000 shares of common stock originally issued to Spectrum were cancelled and returned to the company.
History, page 1

4. We note that on April 21, 2023 you acquired Fyniti Global Equities EBT Inc. for 2.5 million shares of Series B preferred stock, but elsewhere you disclose that you have 0 shares of Series B preferred stock outstanding. Please reconcile or advise.
5. Please revise to provide the material terms of the acquisition of Fyniti Global Equities
         EBT Inc., and file the agreement as an exhibit. In addition, clarify whether this transaction would be considered a related party transaction, whether the terms of the agreement were negotiated at arm's length, and whether it resulted in a change of control of the company.
Risks Related to Our Business, page 3

6. Please revise your business history and risk factors to highlight the auditor's paragraph regarding your ability to continue as a going concern and describe the material risks associated with the going concern opinion. Additionally, disclose the potential effect the going concern opinion may have on your ability to raise additional funds through equity or debt financing.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
13

7. Please substantially revise this section to provide all of the material information required by Item 303 of Regulation S-K for your last two fiscal years and most recent interim period.
Liquidity and Capital Resources, page 14

8. We note your disclosure that "[a]s of March 31, 2023, we had convertible notes due of
         $1,151,819." We further note that you have 1,450,000,000 shares authorized and
         1,042,742,561 shares currently outstanding. Please revise to clarify whether you have sufficient authorized shares of capital stock underlying the convertible notes available and disclose the material terms of those notes. To the extent you do not have sufficient authorized shares, discuss the number of shares the notes can be converted into, whether you will need stockholder approval to authorize additional capital stock, and the impact the conversion of the notes would have on your existing shareholders. Security Ownership of Certain Beneficial Owners and Management, page 17

9. Please revise to clarify whether your beneficial ownership table includes the 2.5 million shares of Series B preferred stock issued as part of the April 21, 2023 acquisition of Fyniti
         Global Equities EBT Inc. In addition, revise where appropriate to clarify the number of
 Erik Blum
FirstName   LastNameErik
SMC Entertainment,   Inc. Blum
Comapany
July 6, 2023NameSMC Entertainment, Inc.
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         common shares the Series B preferred stock is convertible into as of the most recent practicable date and the impact that will have on voting control of the company.
Directors and Executive Officers, page 18

10. Please revise the business background information to detail the business experience for each of your executive officers and directors during the last five years, including specific dates and positions held and the names of the organizations/corporations in which such occupations and employment were carried out. Refer to Item 401(e)(1) of Regulation S-K.
Involvement in Certain Legal Proceedings, page 19

11. Please clarify the reference to proceedings against you "other than as disclosed below"
         here and in your Legal Proceedings section. In that regard, we note that there do not appear to be any disclosures regarding existing or pending legal proceedings.
Executive Compensation, page 20

12. Please revise the first footnote to the 2022 Executive Officer Compensation Table for
         clarity.
Employment Agreements, page 21

13. Please disclose the material terms of all agreements with your named executive officers and directors, and file such agreements as exhibits to your registration statement.
Consulting Agreements, page 22

14. Update your disclosure regarding the consulting agreements to reflect whether payments required to be made through October 1, 2022 and November 15, 2023 have been made.
15.      Your disclosure notes that    [a]s of December 31, 2021, the shares
have not yet been
         issued, and have been recorded as common stock to be issued. The shares were issued in
         2022.    Please revise the use of past, present, and future tense
throughout for consistency.
Certain Relationships and Related Transactions, and Director Independence, page
23

16. Please describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item
404(a) of Regulation
         S-K. See Item 404(b) of Regulation S-K.
17. Please revise your disclosure to state whether any of your directors are independent. Refer to Item 407(a).
Recent Sales of Unregistered Securities, page 27

18. Please revise to furnish the complete disclosure required by Item 701 of Regulation S-K.
         In this regard, please provide the date of each sale, name the person or identify the class of persons to whom the securities were sold, indicate the section of the Securities Act or the
 Erik Blum
SMC Entertainment, Inc.
July 6, 2023
Page 4
         rule of the Commission under which exemption from registration was claimed, and state briefly the facts relied upon to make the exemption available for all the transactions disclosed here.
Description of Registrant's Securities to be Registered, page 28

19. Please expand the disclosure of regarding your common and preferred stock to discuss the voting rights, terms of conversion, any sinking fund or redemption provisions, and preemption rights. Refer to Item 202 of Regulation S-K.
Convertible notes payable, page F-8

20. We noted your disclosure of the convertible notes payable balance at December 31, 2022 on page F-9 and F-24 in amount of $682,377 and $567,377, respectively. Please reconcile the discrepancy. In addition, please provide a schedule to reconcile the balance of
         "Convertible notes and accrued interest" on the face of balance sheets for the period presented.
21. We noted your disclosure that Kanno Group Holdings converted $24,255 into 63,000,000 shares of common stock on February 15, 2023. However, it was not recorded in the schedule on page F-9. Please revise or advise.
Material transaction, page F-8

22. We noted your disclosure that you entered into a Rescission and Release Agreement with
         Genesis Financial, Inc (   GFL   ) on December 12, 2022, and per the
terms of the
         Agreement, GFL agreed to pay a rescission fee of $300,000, $50,000 of which was to be paid within 21 days and the balance within 60 days. We also noted that you have recorded the rescission fee of $300,000 as account receivable in the balance sheets presented. Given the amount has been past due for more than six months, please disclose how you monitors the collectability of such receivables.
Subsequent events, page F-12

23. We noted your disclosures that you completed the acquisition of Fyniti Global Equities
        EBT Inc. for 2,500,000 shares of Series B $10.00 Preferred Stock. on April 21, 2023. In
        this regard, please provide to us your significance calculations under Rule 8-04 of
        Regulation S-X, for the Fyniti acquisition. To the extent that separate financial statements
FirstName LastNameErik Blum
        are required to be included under Rule 8-04 of Regulation S-X, please revise to include
ComapanytheseNameSMC      Entertainment,
               financial statements      Inc.
                                    and the related pro forma financial
statements under Article 11
July 6, of Regulation
        2023   Page 4 S-X.
FirstName LastName
 Erik Blum
FirstName   LastNameErik
SMC Entertainment,   Inc. Blum
Comapany
July 6, 2023NameSMC Entertainment, Inc.
July 6,5 2023 Page 5
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Becky Chow, Senior Staff Accountant, at (202) 551-6524 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham, Staff
Attorney, at (202) 551-6521 or Matthew Derby, Legal Branch Chief, at (202) 551-3334 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology